                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   March, 2002
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: BLOCKLISTING SIX-MONTHLY RETURN
                               -------------------------------

AMVESCAP PLC
087224
IMMEDIATE RELEASE   4 MARCH 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY    TEL: 020 7454 3652


                                   SCHEDULE 5

                        BLOCKLISTING SIX-MONTHLY RETURN

-------------------------------------------------------------------------------
1. Name of company:              AMVESCAP PLC
-------------------------------------------------------------------------------
2. Name of scheme:               AIM MANAGEMENT GROUP SHARE OPTION
                                 SCHEMES (FILE REF.A/3693/1997)
-------------------------------------------------------------------------------
3. Period of return:             FROM: 4 SEPTEMBER 2001 TO 3 MARCH 2002.
-------------------------------------------------------------------------------
4. Number and class of           3,235,089 ORDINARY SHARES OF 25P EACH
   shares (amount of
   stock/debt security)
   not issued under scheme
-------------------------------------------------------------------------------
5. Number of shares              251,694 ORDINARY SHARES OF 25P EACH
   issued/allotted under
   scheme during period
-------------------------------------------------------------------------------
6. Balance under scheme          2,983,395 ORDINARY SHARES OF 25P EACH
   not yet issued/allotted
   at end of period
-------------------------------------------------------------------------------
7. Number and class of           37,000,000 ORDINARY SHARES OF 25P
   share(s) (amount of           EACH LISTED ON 3 SEPTEMBER 1997
   stock/debt securities)
   originally listed and
   the date of admission
-------------------------------------------------------------------------------
Please confirm total number      784,471,881 ORDINARY SHARES OF 25P EACH
of shares in issue at the
end of the period in order
for us to update our records
-------------------------------------------------------------------------------
Contact for queries:             ANGELA TULLY
                                 TELEPHONE: 020 7454 3652
-------------------------------------------------------------------------------
Person making return             ANGELA TULLY - ASSISTANT COMPANY
                                 SECRETARY
-------------------------------------------------------------------------------

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMVESCAP PLC
                                  -------------------------
                                  (Registrant)

Date 4 March, 2002                By /s/ ANGELA TULLY
     --------------------         -------------------------
                                  (Signature)

                                  Angela Tully
                                  Assistant Company Secretary